Exhibit 99.1

Company Overview FEBRUARY 2025 Nasdaq: BNRG 1

Disclaimer 2 This presentation of Brenmiller Energy Ltd . (the “Company”, “Brenmiller” or “Brenmiller Energy”), any oral presentation of the information contained in this presentation and any question - and - answer session that may follow contain “forward - looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws . Statements that are not statements of historical fact may be deemed to be forward - looking statements . For example, the Company is using forward - looking statements in this presentation when it discusses : that the Company’s serviceable available market potential exceeds 3 , 000 TWh ( $ 155 B), that the company will play a leading role in the Electrothermal Energy Storage market with over 100 MWh of capacity built or in progress, 4 GWh manufacturing capacity ; benefits of the Company’s technology to current and future customers, future revenues from the Company’s ongoing projects, 2025 growth projections which are based on $ 10 M pipeline ; above $ 200 M Europe commercial opportunities, Brenmiller Energy U . S . future pipeline growth, future grant opportunities, the Company’s $ 200 M in potential production capacity annually . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “target,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward - looking statements . Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward - looking statements that may be made in this presentation . Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of its products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks, the risks associated with the adequacy of existing cash resources, and political, economic and military instability in the Middle East, specifically in Israel . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2023 filed with the Securities and Exchange Commission's on March 18 , 2024 , which is available on the SEC’s website, www . sec . gov . The information in this presentation, any oral presentation of it and any question - and - answer session that may follow does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company, and nothing contained herein or therein shall form the basis of or be relied on in connection with any contract or commitment whatsoever . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein . The information herein has not been independently verified and will not be updated . The information, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the Information, including any financial data or forward - looking statements, and, except as required by law, will not publicly release any revisions it may make to the information that may result from any change in the Company’s expectations, any change in events, conditions or circumstances on which these forward - looking statements are based, or other events or circumstances arising after the date of this presentation . Market data used in the information contained herein not attributed to a specific source are estimates of the Company and have not been independently verified .

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Key Company Highlights

- **$155B market opportunity -** 25% of global energy demand accounts for industrial heat. for the Electrothermal Energy Storage (ETES) market in Europe and the U.S. equivalent to 3,100 TWh;*
- **ETES (Heat Batteries) fill the gap –** They solve the variability between renewable energy supply and industrial heat demand;
- **250%+ difference between average and off-peak electricity costs –** Driven by renewable energy adoption;
- **Brenmiller is already generating revenue –** well-positioned to play a leading role in the ETES market with over 100 MWh of capacity built or in progress.


ETES charges when power prices are cheapest
Stores energy as heat
Supplies zero emission industrial heat demand

*Source: System IQ, Catalysing the Global ETES Opportunity Feb 2024

BRENMILLER
THERMAL ENERGY STORAGE

Net - Zero within Reach 4 Industrial heat accounts for 25% of global emissions* *International Energy Agency, Renewable energy for industry, 2017.

PILOTS: CUMULATIVE PROJECTS TO DATE : 103 MWh 4 GWh MANUFACTURING CAPACITY (AT FULL SCALE): AWARDS AND RECOGNITION: • European Commission – Seal of Excellence for Horizon 2020 Project • BIRD Energy – Approval for U.S. - Israel Clean Energy Project • TIME Magazine – Best Inventions of 2023 • BloombergNEF – BNEF Pioneers 2024 Finalist • European Investment Bank – Innovation Champion • Edison Awards 2025 – Finalist | Hungarian pet food manufacturer | Tempo Israeli beverage manufacturer | Israeli Medical Center COMMERCIAL PROJECTS: EMPLOYEES: 54 (As of February 2025) 5

LEADERSHIP Partners Distributor in the Northeast U.S. International developers of renewable energy projects AVI BRENMILLER Chairman & CEO DORON BRENMILLER Director & CBO NIR BRENMILLER Director & COO OFIR ZIMMERMAN CFO GILAD WALKER Chief Growth Officer 6

with stored off - peak energy REDUCES ENERGY COST VOLATILITY INCREASE IN RENEWABLE ENERGY INTEGRATION NEGATIVE PRICES OF ELECTRICITY IS INCREASING EVERY YEAR Company modelling using data f rom https://transparency.entsoe.eu/” 7 52% 58% 57% 56% 53% 60% 50% 2024 52% 51% 60% 57% Off - peak energy is 50% cheaper than the daily average

8 SWTZ SWDN SPN ROM POL NORW NETH ITLY HUNG GRC GER FRAN FIN DEN CZEC BELG AUST 2020 28% 49% 22% 37% 22% 16% 37% 28% 36% 31% 44% 35% 60% 48% 36% 39% 35% 23% 42% 20% 38% 24% 18% 33% 20% 33% 28% 36% 30% 48% 36% 33% 33% 30% 2021 20% 60% 22% 35% 30% 21% 35% 21% 30% 29% 37% 25% 61% 35% 30% 33% 32% 2022 25% 47% 34% 45% 26% 25% 46% 23% 38% 37% 45% 35% 54% 43% 36% 38% 36% 2023 42% 48% 52% 53% 43% 29% 62% 24% 56% 50% 57% 58% 60% 54% 52% 58% 51% 2024 Renewable Energy Penetration Drives Off - Peak Electricity in Most European Countries 62% Company modelling using data from https://transparency.entsoe.eu/ ” 40% 20% KEY INSIGHTS Renewable adoption drives greater peak - to - off - peak price gaps. Peak - to - off - peak variability is a sustained trend. Green marks the largest price gaps and most attractive markets. Heat map of yearly gaps between lowest 4 - hour prices and 24 - hour average prices by country.

100 ƒ - 500 ƒ Steam Hot air PRODUCT bGen • Delivers energy as heat , tailored for industrial applications. • Stores excess energy during off - peak hours and supplies it during peak demand at a fraction of the cost. • Power to Heat: Electrification of heat for zero - carbon steam. 9 Embedded electrical heaters Modular 10 MWH – 1000 MWH Cost Effective Natural Materials Unlimited Cycles for 30+ Years Zero Emissions

Technology: Turning Rocks Into Rocks are crushed to small bits Thin metal cells ("bCells") are filled with the crushed rocks bCells are stacked into 12 meter modules Modules are assembled on - site to a structure Electrical heaters are embedded Structure is insulated and connected to plant 10

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Case Study:

ppf. PARTNER IN PET FOOD

CUSTOMER PROFILE

- European private-label pet food producer supplying 35+ countries.
- 12 production facilities producing 700,000+ tons of pet food annually.
- Operations in Hungary, Netherlands, Slovakia, Czech Republic, and Poland.

BRENMILLER SOLUTION

- Replaces fossil fuel boilers to cut costs and emissions.
- 12-year Heat as a Service (HaaS) agreement.
- Electricity charging at wholesale prices, combined with payments from grid operators for grid balancing.
- 30 MWh bGen ZERO system at PPF's Hungary plant.
- Low-cost, low-carbon steam at a fixed rate.


THERMAL
ENERGY
STORAGE

DRIVERS

- 42% emissions reduction target by 2030.
- High energy costs and reliance on fossil fuel boilers.
- Need for sustainable energy and grid stability.

SAVING ESTIMATES

- Annual Energy Cost Savings: $1.9M
- Annual CO_2 Abatement: 1,400 Metric Tons

PROJECT DETAILS

- Location: Dombovar, Hungary.
- Duration: 12 years.

COMMERCIAL TERMS

- Projected Annual Project Cash Flow: $0.7M
- Projected Project IRR*: 18%+
- Expansion Potential: 11 factories (up to 1.2 GWh)

BRENMILLER THERMAL ENERGY STORAGE

Based on the current financial model

Serviceable Available Market Potential Exceeds 3,100 TWh ($155B*) 12 Electricity Grid Standalone renewable generation project or power or purchase agreements Option to output as power for onsite usage or back to grid Heat delivery (hot water, steam or air) CHP Electrothermal Energy Storage 1 ETES charges when power prices are cheapest ETES can output heat or power 3 ETES stores the energy as heat 2 Power Heat Alternative configuration for combined heat and power (CHP) *Source: System IQ, Catalysing the Global ETES Opportunity Feb 2024, *Assuming cost of energy of $50/MWh

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Monetization

H1 2025: H1 2025: In the final stages of securing the sale of 2 commercial projects.

H1 2025: Reach Tempo 2nd payment milestone (~$0.6M)

H1 2025: Expected to recognize revenue from the Enel project



2025 Expected Sales - $10M+

based on current pipeline

- **H1 2025:** Sign additional agreement through Brenmiller EU
- **Q3 2025:** Sign a multi-million dollar agreement with industrial client in Eastern Europe
- **Q4 2025:** Sign a multi-million dollar agreement with an industrial company in Europe
- **Q4 2025:** Sign term sheet for first U.S. commercial project
- **Q4 2025**: Achieve commercial close for the Hungarian project

BRENMILLER
THERMAL ENERGY STORAGE

Europe commercial opportunities – HaaS only 14 HaaS Projects Key Projects 60% 13% 13% 7% 7% $200m+ potential F&B Consumer goods Chemicals Pharma Building materials

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Brenmiller Energy U.S. Pipeline Growth

PIPELINE VALUE

Brenmiller Energy's commercial pipeline in the U.S. has grown to over $210 million in collaboration with its exclusive distribution partner, Rock Energy Storage.

GRANT OPPORTUNTIES

State and federal grants identified for bGen™ ZERO TES systems, enabling potential project financing in 2025.

STRATEGIC PARTNERSHIPS

Since the June 2024 exclusive agreement with Rock Energy Storage, dozens of opportunities are under development, focusing on favorable economics and high U.S. market interest.

MARKET GROWTH

Energy storage deployments in the U.S. grew by 80% (Q3 2023–Q3 2024), driven by increasing demand for TES solutions.

(Source: U.S. Energy Storage Monitor, Wood Mackenzie Power & Renewables and the American Clean Power Association.).

BRENMILLER
THERMAL ENERGY STORAGE

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Aiming to Lead the Industry

~100MWh in operation and construction; proven tech

COMMERCIAL PROJECTS – UNDER DEVELOPMENT					
Capacity	**Business Model**	**Description**	**Location**	**Annual CO_2 Abatement**	**Life Time Energy Cost savings**
30 MWh	HaaS	ppf – large pet food manufacturer	Hungary	1.4MT	$1.9M
32MWh	HaaS (50%/50)	Tempo – Beverage manufacturer	Israel	6.2MT	$7.5M
12MWh	Haas	Wolfson Medical Center	Israel	3.9MT	$6.5M

COMMERCIAL PILOTS		
Capacity	**Description**	**Location**
24 MWh	Enel – Flexible operation of thermal power plant, shifting excess energy to peak hours	Italy
1 MWh	NY Power Authority	New York, USA

BRENMILLER THERMAL ENERGY STORAGE

World’s First Heat Battery Gigafactory 17 • Market leader in live production capacity, giving Brenmiller an operational capability edge. • 4 GWh manufacturing capacity at full scale, supported by European Investment Bank funding. • Tested approach creating a template to launch localized manufacturing in key geographies. • $200m in potential production capacity annually.

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bGen™ – Competitive Edge in Thermal Energy Storage

Technology

EFFICIENCY
97% Patented RTE, **75KW/m³** Power Capacity, **3.2 Ton/m³** Density, AI Optimization

INTEGRATED STEAM GENERATOR
Real-time steam peaking, **no external heat exchangers / Fans** = Reduced auxiliary power

REDUNDANCY
Multiple heaters, **dividable modules**, enable high availability / partial utilization

FOOTPRINT
Flat or tower-based, custom sizing for price and efficiency, **3MWh/m²,** 30Y lifespan

Efficiency

BALANCING RESPONSE
bGen™ instantly aids grid balancing by **charging** TES with excess grid energy

GRID VERSATILITY
bGen™ offers limitless energy absorption from grid with **cycle-independent** lifespan

OPTIMIZED CHARGING
Efficient charging even near full capacity, through **full control** of selected TES blocks

GRID-SILENT OPERATION
Embedded heaters, no rotating devices, **99.9% Active Factor**, Harmonics Free

Operations

WARRANTY
Side-to-Side warranty, easy maintenance, **independent** local service providers

LOCALIZED MANUFACTURING
Rapid local deployment of **automated manufacturing** lines, Industry 4 aligned

SUSTAINABLE COMPLIANCE
Adherence to global ESG standards, **< 25 KgCO2e** per manufactured KWh

CERTIFIED EXCELLENCE
Approved for Environmental, Safety, Quality, and local **Regulatory Standards**

Strategy

MATURITY
Extensive test sites deployed; competitive heat pricing and **Commercial ready**

EXPERTISE
Heat electrification, Energy-as-a-Service, responsibility **including steam production**

PARTNERSHIPS
Partnering with electricity suppliers, grid operators, service providers, **regionally**

SUPPLY CHAIN
Optimized CapEx, **in-house manufacturing** and supply chain management

BRENMILLER
THERMAL ENERGY STORAGE

Business Models Diversified income stream from multiple services, Opportunistic fast charging at off - peak prices EQUIPMENT SALES One - off sale with O&M contract HEAT - AS - A - SERVICE Supply clean heat at agreed price CAPACITY PAYMENTS Take on excess electricity from grid GRID SERVICES & CAPACITY PAYMENTS Take excess electricity from grid frequency and load shifting support Storage (%) 80 40 Charge / discharge (MW) 15 MW Discharge 45 30 12AM 04PM 08PM 12AM Discharge 04AM 08AM 12PM Storage Charge Source : 1 Company Materials for an EU country in 2024 19